UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

On May 28, 2025, TROOPS, Inc. (the “Company”) entered into a stock purchase agreement (the “Agreement”) with Wang & Lee Holdings, Inc. (the “Purchaser”), pursuant to which the Company issued and sold to the Purchaser 14,050,000 ordinary shares of the Company (the “Lock-Up Securities”), for an aggregate price of US$12,645,000. (the Consideration”). The Company and the Purchaser also entered into a lock-up agreement (the “Lock-Up Agreement”) in relation to the Agreement, pursuant to which the Purchaser agrees that during a ten year lock-up period from the closing date of the Agreement (the “Lock-Up Period”), without the prior written consent of the Company, the Purchaser would not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Securities, now owned by the Purchaser or any affiliate of the Purchaser or with respect to which the Purchaser or any affiliate of the Purchaser has acquired the power of disposition; (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, whether any such transaction is to be settled by delivery of shares of Lock-Up Securities, in cash or otherwise; or (c) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities. Pursuant to the Lock-Up Agreement, the Company shall also have an irrevocable exclusive option to repurchase the Lock-Up Securities prior to the expiration of the Lock-Up Period.

The form of the Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibit Index

Exhibit No.	Description

99.1	Form of Stock Purchase Agreement, dated May 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: May 30, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer